Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com
October 10, 2024
Via EDGAR
Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Principal Exchange-Traded Funds (the “Registrant”)
Preliminary Proxy Statement on Schedule 14A
Pursuant to the Securities Exchange Act of 1934
Registration No. 333-201935
Dear Ms. White:
This letter responds to your comments communicated to me by telephone on September 26, 2024, with respect to the Registrant’s preliminary proxy statement filed with the U.S. Securities and Exchange Commission on September 25, 2024 (the “Proxy Statement”). The Proxy Statement relates to the proposed change in the diversification status of Principal U.S. Mega-Cap ETF, an exchange-traded fund series of the Registrant (the “ETF”), under the Investment Company Act of 1940. The Registrant revised the Proxy Statement in response to your comments in the Definitive 14A filing for the Proxy Statement, which Registrant filed simultaneously with this letter.
Comment 1.Page 4, “Voting Rights” paragraph, second sentence. Because the ETF has only one share class, please consider whether this sentence is necessary.
Response: Registrant has deleted this sentence.
Comment 2.Page 6, we note the reference to the Board consideration of information “regarding the potential impact of the change on the Fund and its shareholders.” Please ensure that disclosure regarding this impact, including anticipated changes to portfolio weights or industry/sector and related risks, are explained to investors.
Response: Registrant confirms that it will disclose material impacts to ETF shareholders resulting from the ETF’s change from a diversified to a non-diversified fund.
Comment 3.Page A-1, sentence immediately above the first table. Please revise “each Fund” to “the Fund.”
Response: Registrant has so revised.
Comment 4.Page A-1, each of the two sentences immediately above the last table. Please delete “of any class of shares.”
Response: Registrant has so revised.
Please call me at (515) 247-6651 if you have any questions.
Sincerely,
/s/ John L. Sullivan
John L. Sullivan
Counsel and Assistant Secretary, Registrant